UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of October 2009

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8o andar

Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐                    No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐                    No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐                    No: ☒

Investor Relations | 3Q09

Simples Assim

Press Release

Consolidated information and results

(unaudited)

This report contains the operational and financial data for Tele Norte Leste Participações and its direct and indirect subsidiaries on the third quarter of 2009

TELE NORTE LESTE PARTICIPAÇÕES S.A.
www.oi.com.br/ir

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UPCOMING EVENTS: CONFERENCE CALLS

PORTUGUESE		ENGLISH

DATE:	Friday, October 23, 2009 11:00am (Rio) - 9:00am (NY)	DATE:	Friday, October 23, 2009 1:00pm (Rio) - 11:00am (NY)

ACCESS:	Phone: (55 11) 4688-6361 Code: Oi Replay: (55 11) 4688-6312 Available until October 29, 2009 Code: 912	ACCESS:

Phone: 800–860–2442 (U.S.)

     1 412–858–4600 (Brazil / other countries)

Code: Oi

Replay: 877–344–7529 (U.S.)

     1 412 317 0088 (Brazil / other countries)

Available until October 29, 2009 (code 434140 #) dial 1 to start

WEBCAST:	Click here	WEBCAST:	Click here

A complementary presentation will be available before the start of the conference call at http://www.oi.com.br/ir

CONTENTS

1	HIGHLIGHTS IN 3Q09	4

2	CONSOLIDATED OPERATING PERFORMANCE	5

3	CONSOLIDATED FINANCIAL RESULTS	7

4	DEBT AND CAPITAL EXPENDITURE	15

5	ADDITIONAL INFORMATION	18

6	FINANCIAL STATEMENTS	25

Tele Norte Leste Participações Outstanding shares (‘000): 382,456 TNLP3: R$40.00 TNLP4: R$33.50 TNE: US$18.79 ADR Market Capitalization (Million): R$13,642, US$7,672	Telemar Norte Leste Outstanding shares (‘000): 238,391 TMAR3: R$61.55 TMAR5: R$58.19 TMAR6: R$45.55 Market Capitalization (Million): R$14,218 US$7,996

Brasil Telecom Participações Outstanding shares (‘000): 362,488 BRTP3: R$32.68 BRTP4: R$18.90 BRP: US$53.30 ADR Market Capitalization (Million): R$8,678, US$4,880	Brasil Telecom Outstanding shares (‘000): 547,719 BRTO3: R$28.00 BRTO4: R$15.68 BTM: US$26.32 ADR Market Capitalization (Million): R$11,663 US$6,559

Notes: (1) Prices at the end of 3Q09; (3) Outstanding ex-treasury shares; (3) Market Value based on unadjusted shares.

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Rio de Janeiro, October 22, 2009. Tele Norte Leste Participações S.A. (Bovespa: TNLP4 and TNLP3), Telemar Norte Leste S.A. (Bovespa: TMAR3, TMAR5 and TMAR6) and Brasil Telecom S.A. (Bovespa: BRTO3 and BRTO4) are pleased to announce their results for the third quarter of 2009. This report contains the consolidated data of Tele Norte Leste Participações and its direct and indirect subsidiaries as of September 30, 2009. To better understand the results and to offer a adequate comparison with past performance, we present the pro-forma 3Q08 consolidated figures for TNLP (Oi) and Brasil Telecom Participações S.A. (“BrTP”).

Message to our Shareholders:

During the third quarter of 2009, two additional stages in the integration process of Brasil Telecom and Oi were concluded.

At the end of July, BrTP and BrTO incorporated several intermediate holding companies and others SPCs, created to acquire Brasil Telecom, thus partially simplifying the organization’s corporate structure – BrTP incorporated Invitel, Solpar and Copart 1; and BrTO incorporated Copart 2.

On September 30, the Extraordinary General Meeting approved the incorporation of BrTP into BrTO. As a result, remaining shareholders of BrTP will have their shares converted into BrTO shares (the expectation is to occur by the end of November).

As per the integration of the operations, both companies had improvements during the quarter.

In the Engineering and Network areas, the development, planning and operations are already integrated, following the creation of the Engineering and Operations Department. In addition, a model for internal plant service by just one supplier has already been implemented in Regions I and III.

Both initiatives, combined with the consolidation of a single NOC (Network Operating Center) that brings together an integrated view and management of the new Oi’s network, aims to provide better quality for clients in terms of network availability and production of voice and data services.

From a market standpoint, sales of wireless services in Region II are already based on the portfolio available also for Regions I and III, thought totally unified. Also, a single sales and service operations model for Oi is under implementation. The main actions concerning this area are:

•

In the retail market, the distribution model in Region II was restructured, and now focuses on small-scale retail (newsstands, pharmacies, etc.) with exclusive distributors, ensuring greater efficiency for the channel. This action was followed by the expansion of virtual recharge (over the air) through the launch of “Oi PDV” (“Oi Points of Sale”).

•

In the large-scale retail channel (regional and nationwide retail networks), where products are offered through salesclerks, handsets unlocking related actions were intensified and focused on greater flow generation to shops.

•

As far as customer care is concerned, we are investing in the development of a specific channel to post-sales activities and regulatory commitments, the so-called “Oi Atende”, which already exists in Region I.

•	As the new portfolio for wireline services is launched, door-to-door sales channels are being structured in order to attract lower-income customers.

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•

Brasil Telecom owned stores are on the way to adopting Oi’s franchise model to standardize this channel, in order to improve sales and the quality of client relationships. New franchises are also being opened to increase coverage.

•	In the authorized agents network, a few changes were made and the channel’s focus was redirected to post-paid plans, given that prepaid sales are being absorbed by the small-scale retail.

•

The channels that cater to the business market are changing, thus aiming at different and more directed client profiles. This will ensure better portfolio coverage through an increase in the number of salespeople.

•	In the corporate segment, nationwide coverage is being consolidated, thus ensuring leadership in this segment. Also, sales and service processes to these customers are being reviewed.

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1)	HIGHLIGHTS IN 3Q09:

•	Revenue Generating Units (RGUs) totaled 60.5 million at the end of September 2009, amounting 651 thousand new users in the quarter and more than 7.5 million customers since 3Q08.

•

Oi Mobile continued to be the main driver of growth, adding 886 thousand new customers in 3Q09 and 7.7 million since September 2008, mainly due to the performance in São Paulo, where Oi’s market share exceeds 10%. With almost 1.5 million mobile users, Oi Conta Total already represents 37% of the post-paid customers in region I.

•	Broadband internet users added 4.5 million, of whom 4.1 million are via fixed technology (ADSL + cable) and about 405 thousand are mobile (mini-modems + data plans).

•

Consolidated Gross Revenue amounted to R$11.6 billion, 3.7% and 3.6% above 2Q09 and 3Q08, respectively, mainly due to higher revenues in the mobile segment and data communication service. We also highlight the expansion of revenues from network usage in the quarter.

•

Consolidated recurring EBITDA of R$2.65 billion represents a 35.1% margin, 1.6 p.p. and 0.8 p.p. above 2Q09 and 3Q08, respectively. Even though the operation in São Paulo has yet to break even, after 11 months of its launch its additional negative impact on EBITDA was relatively low in 3Q09 (some costs were already present in 3Q08).

•

Consolidated net earnings of R$64 million in the quarter reverted the loss recorded in the prior quarter, even with a continued tax distortion resulting from the permanence of goodwill for the acquisition of Brasil Telecom Participações in the holding company. This will no longer exist at the start of 4Q09, when the operational company BrTO will have incorporated this goodwill.

•	Net debt of R$21.1 billion in September 2009 (2.1x 12-month recurring EBITDA), a reduction in the quarter even after interest on capital payments by BrTP and BrTO.

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Table 1 – Consolidated Financial Indicators

	Quarter					9M
TNL Consolidated - R$ million	3Q08 Pro forma*	2Q09	3Q09	QoQ	YoY	9M08 Pro forma*	9M09	YoY
Net Revenue	7,572	7,302	7,553	3.4%	-0.3%	22,281	22,343	0.3%
EBITDA	2,577	2,323	2,360	1.6%	-8.4%	7,596	6,875	-9.5%
EBITDA Margin (%)	34.0%	31.8%	31.3%	-0.5 p.p.	-2.7 p.p.	34.1%	30.8%	-3.3 p.p.
Recurring EBITDA	2,597	2,449	2,650	8.2%	2.0%	7,804	7,476	-4.2%
Recurring EBITDA Margin (%)	34.3%	33.5%	35.1%	1.6 p.p.	0.8 p.p.	35.0%	33.5%	-1.5 p.p.
Net Earnings	222	-146	64	—	-71.2%	1,074	-71	—
Net Debt	11,412	21,638	21,143	-2.3%	85.3%	11,412	21,143	85.3%
Available Cash	11,693	7,968	7,409	-7.0%	-36.6%	11,693	7,409	-36.6%
CAPEX	1,802	940	1,345	43.1%	-25.4%	5,207	3,190	-38.7%
Net Debt / Adjusted EBITDA	1.1	2.2	2.1	-4.5%	90.9%	1.1	2.1	90.9%

TMAR Consolidated - R$ million	3Q08 Pro forma*	2Q09	3Q09	QoQ	YoY	9M08 Pro forma*	9M09	YoY
Net Revenue	7,555	7,284	7,536	3.5%	-0.3%	22,226	22,290	0.3%
EBITDA	2,575	2,333	2,372	1.7%	-7.9%	7,631	6,910	-9.4%
EBITDA Margin (%)	34.1%	32.0%	31.5%	-0.5 p.p.	-2.6 p.p.	34.3%	31.0%	-3.3 p.p.
Recurring EBITDA	2,595	2,459	2,662	8.3%	2.6%	7,839	7,511	-4.2%
Recurring EBITDA Margin (%)	34.4%	33.8%	35.3%	1.5 p.p.	0.9 p.p.	35.3%	33.7%	-1.6 p.p.
Net Earnings	384	-178	66	—	-82.8%	1,427	-110	—

BRTO Consolidated - R$ million	3Q08	2Q09	3Q09	QoQ	YoY	9M08	9M09	YoY
Net Revenue	2,899	2,683	2,734	1.9%	-5.7%	8,635	8,222	-4.8%
EBITDA	997	-571	1,003	—	0.6%	3,069	901	-70.6%
EBITDA Margin (%)	34.4%	-21.3%	36.7%	—	2.3 p.p.	35.5%	11.0%	-24.5 p.p.
Recurring EBITDA	997	1,033	1,003	-2.9%	0.6%	2,924	2,954	1.0%
Recurring EBITDA Margin (%)	34.4%	38.5%	36.7%	-1.8 p.p.	2.3 p.p.	33.9%	35.9%	2.0 p.p.
Net Earnings	210	-722	259	—	23.3%	855	-543	—

*	The pro-forma consolidation was made from Invitel consolidated, the parent company of Brasil Telecom Participações.

2)	CONSOLIDATED OPERATING PERFORMANCE:

We hereby present the pro-forma consolidated information for 3Q08, considering the acquisition of BrTP, taken place in January 2009, for a better understanding of the results.

At the end of September 2009, the company had 60.5 million Revenue Generating Units (RGUs), 1.1% growth in the quarter and 14.2% when compared with 3Q08, once again influenced by the expansion of the mobile user base and by broadband internet access.

Wireline – Oi Fixed

The number of fixed lines in service fell quarter-over-quarter and year-over-year. It is important to note that in this quarter the company cleaned up its fixed prepaid base in Region II, as well as some other fixed access connected to the old Pluri plans at Brasil Telecom.

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In order to retain clients, the company offered convergent products (“Oi Conta Total”, this applies only to Region I) and alternative plans. For now. At the end of 3Q09, alternative plans reached 11,609 thousand users, or 54.1% of all fixed lines in service (52.1% in 2Q09). We started a new offer during the quarter with discounts entailing the new TV subscription service through DTH technology (Direct to the Home) for clients who have fixed lines.

FIXED Broadband – FIXED AND MOBILE

The fixed broadband user base service rose in the quarter by 76 thousand customers, ending 3Q09 with 4,142 thousand users, growing 1.9% compared with 2Q09, and 12.5% compared with 3Q08. In this item, the broadband access in region II was also impacted by the Pluri plans disconnection, mentioned before. ADSL penetration compared with lines in service in 3Q09 reached 19.1% (18.5% in 2Q09).

The addition of the broadband service (3G), an alternative to fixed broadband, tallied 78 thousand new clients in the quarter, totaling 405 thousand users at the end of 3Q09, including mini-modem and data plans.

New broadband customers totaled 154 thousand in the quarter, with approximately 50% accounting for fixed technology and the other half for mobile technology.

At the end of the quarter, the company launched a new Ultra High-Speed Fixed Broadband portfolio with Internet access that can be as fast as 100 Mb/s. This offer began in the metropolitan region of Recife and by the end of the year it will be expanded to other states in Regions I and II, where demand for this service exists.

Wireless – Oi Mobile

The wireless base ended the quarter with 34.8 million customers, accounting for 57.6% of all revenue generating units. In the last 12 months, this base grew by 7,705 thousand customers, of which 4,446 thousand are in Region III (SP), where operations began at the end of October/08, and 3,259 thousand from organic growth in regions I and II (+12.0%).

Prepaid users rose 2.4% in the quarter and 28.9% since 3Q08, mostly influenced by the “Oi Ligadores” campaign. The launch of the Oi Cartão prepaid offer in Region II in May 2009 contributed positively to the addition of 134 thousand users in the quarter. It accounted for 19.2% of net additions in Region II.

The post-paid user base grew 165 thousand in the quarter and 1,058 thousand from 3Q08, ending September 2009 with 4,185 thousand users, representing 12.0% of the total mobile users. The “Oi Conta Total” plan, with 1,448 thousand mobile customers (713 thousand plans), already amounts to 37% of the post-paid base (31% in 2Q09) in Region I, the only area where it is available.

In this quarter we started to separately report the client base in “Planos Controle”, where we included “post-paid control” and the recently-launched “prepaid control”. For the “prepaid control” plan, no bill is sent to the client on a monthly basis; the client authorizes a monthly charge in the amount of his/her plan on a credit card, which defines a recurring revenue just like a post-paid plan. “Oi Controle” sales have been improving since the launch of this new plan, and we ended the quarter with about 1.4 million clients, in a 7.7% growth since 3Q08 and 1.7% quarter-over-quarter.

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Table 2 – Consolidated Operational Indicators

	3Q08 Pro forma	2Q09	3Q09	QoQ	YoY
Wireline Services - “Oi Fixo”
(a) Lines in Service (‘000)	22,104	21,753	21,442	-1.4%	-3.0%
Residential	15,854	15,459	15,272	-1.2%	-3.7%
Commercial	5,394	5,442	5,317	-2.3%	-1.4%
Public Telephones	856	852	853	0.1%	-0.4%
Alternatives Plans (‘000)*	10,034	11,332	11,609	2.4%	15.7%
Proportion of Lines in Service (%)	45.4%	52.1%	53.7%	1.6 p.p.	8.3 p.p.
ARPU Oi Fixo (R$)	61.8	57.3	58.4	1.9%	-5.5%
Broadband Services - “Oi Velox”
(b) Broadband Subscribers (‘000)	3,680	4,066	4,142	1.9%	12.5%
Proportion of Lines in Service (%)	16.4%	18.5%	19.1%	0.6 p.p.	2.7 p.p.
ARPU Broadband (R$)	48.3	43.1	43.8	1.6%	-9.3%
Wireless Services - “Oi Móvel”
(c) Mobile Subscribers (‘000)	27,113	33,932	34,818	2.6%	28.4%
Pre-Paid Plans	22,692	28,540	29,239	2.4%	28.9%
Post-Paid Plans	3,127	4,020	4,185	4.1%	33.8%
Oi Controle	1,294	1,371	1,394	1.7%	7.7%
Oi Conta Total (‘000)	917	1,276	1,448 **	13.5%	57.9%
Market Share Oi (%) - Brazil	19.3%	21.3%	21.0%	-0.3 p.p.	1.7 p.p.
Proportion of Net Additions in Brazil (%)	23.6%	35.3%	13.6%	-21.7 p.p.	-10.0 p.p.
Monthly Churn rate (%)	2.8%	3.5%	3.8%	0.3 p.p.	1.0 p.p.
ARPU Oi Móvel (R$)	24.8	21.0	22.2	5.7%	-10.5%
Vídeo - “Oi TV”
(d) Pay TV Subscribers (‘000)	60	62	62	0.0%	3.3%
RGU - Revenue Generating Unit (a+b+c+d) (‘000)	52,958	59,813	60,464	1.1%	14.2%

*	Alternative plans include “Planos de Minutos”, “Plano Economia”, “Digitronco”, “PABX Virtual” and others.
**	Includes Oi Conta Total Professional

3)	CONSOLIDATED FINANCIAL RESULTS:

3.1)	Revenue:

Consolidated gross revenue ended 3Q09 at R$11,597 million, 3.7% and 3.6% above the previous quarter and 3Q08, respectively. The result in 3Q09 was influenced by an increase in wireless revenue, which grew 14.8% and 8.2% year-over-year and quarter-over-quarter, respectively. In addition, in wireline we highlight the increase in annual revenue from “data services”, “additional services” and “advanced voice”. Revenue from “network usage” deserves highlight compared to the previous quarter.

Revenue from “data communication services” (which includes “broadband service”) and “wireless services” account for 40.9% of the total consolidated gross revenue in the quarter (39.9% in 2Q09).

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Table 3 – Breakdown of Consolidated Gross Revenue

	Quarter					9M			%
R$ million	3Q08 Pro forma	2Q09	3Q09	QoQ (%)	YoY (%)	9M08 Pro forma	9M09	YoY (%)	9M08 Pro forma	9M09
Wireline	8,973	8,830	9,049	2.5	0.8	26,419	26,851	1.6	81.3	78.9

Local (exc. - VC1)	3,371	3,278	3,279	0.0	-2.7	9,980	9,846	-1.3	30.7	28.9
Local Fixed-to-Mobile (VC1)	1,214	1,129	1,149	1.8	-5.4	3,485	3,430	-1.6	10.7	10.1
Long Distance FF + PCS*	1,219	1,141	1,192	4.5	-2.2	3,772	3,554	-5.8	11.6	10.4
LD Fixed-to-Mobile (VC2/3)*	390	349	367	5.2	-5.9	1,135	1,095	-3.5	3.5	3.2
Network Usage	279	192	233	21.4	-16.5	728	655	-10.0	2.2	1.9
Data	1,884	2,114	2,199	4.0	16.7	5,330	6,392	19.9	16.4	18.8
Public Phones	248	250	236	-5.6	-4.8	863	735	-14.8	2.7	2.2
Additional Services / Advanced Voice / Other	368	377	394	4.5	7.1	1,127	1,144	1.5	3.5	3.4

Wireless	2,220	2,354	2,548	8.2	14.8	6,073	7,171	18.1	18.7	21.1
Services	2,110	2,254	2,466	9.4	16.9	5,764	6,900	19.7	17.7	20.3
Subscriptions	466	542	589	8.7	26.4	1,288	1,665	29.3	4.0	4.9
Outgoing Calls	904	885	932	5.3	3.1	2,381	2,680	12.6	7.3	7.9
Domestic/Inter. Roaming	36	27	30	11.1	-16.7	117	92	-21.4	0.4	0.3
Network Usage	522	566	619	9.4	18.6	1,492	1,701	14.0	4.6	5.0
Data / Value Added	182	234	296	26.5	62.6	486	763	57.0	1.5	2.2
Handset SAMes	110	100	82	-18.0	-25.5	309	272	-12.0	1.0	0.8
Wireline - Gross	8,973	8,830	9,049	2.5	0.8	26,419	26,851	1.6	81.3	78.9
Wireless - Gross	2,220	2,354	2,548	8.2	14.8	6,073	7,171	18.1	18.7	21.1

Total Gross Revenue	11,193	11,184	11,597	3.7	3.6	32,492	34,022	4.7	100	100

Total Net Revenue	7,572	7,302	7,553	3.4	-0.3	22,281	22,343	0.3	100	100

Wireline - Net	6,143	5,732	5,881	2.6	-4.3	18,299	17,634	-3.6	82.1	78.9
Wireless - Net	1,429	1,570	1,672	6.5	17.0	3,982	4,708	18.2	17.9	21.1

Wireline Services:

Gross revenue from wireline services was 2.5% higher than in 2Q09. Except for revenues from public telephones, all other items grew. We highlight the increase in revenues from “network usage”, “data communication” and “long-distance services” (those originated both in fixed and mobile terminals).

Compared with 3Q08, revenue remained stable due to growth in “data revenues”, which more than offset the reduction in “local fixed” and “long distance services”, and “network usage”.

Local Service:

Fixed-to-Fixed (subscription, traffic, connection fee)	Revenues from fixed-to-fixed local service were stable compared with 2Q09. Compared with 3Q08, greater “minute packages” through alternative plans helped to partially offset the revenue reduction due to the 3.0% reduction in fixed lines in service. The 0.98% tariff readjustment did not have much influence on the results this quarter as it only started in mid-September.

Fixed-to-Mobile: (VC1)	Revenue for this service increased compared with the prior quarter due to the traffic volume in the period. However, when compared with 3Q08 such traffic was lower, reflecting the fixed-to-mobile substitution and a smaller number of lines in service, which impacted the revenue in 5.4%.

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Long Distance Services (LD) FF + SMP + VC2 and VC3:

Revenues from long-distance service rose compared with the previous quarter due to higher traffic. However there was a 3.1% reduction year-on-year, mainly influenced by a reduction in SMP revenues. It must be noted that similarly to Region I, in Region II the company decided not to be part of “voice portal” business, which we consider to be unattractive. Lower long-distance revenues are a direct consequence stemming from this decision.

Remuneration for Network Usage:

After deducting R$114 million from intercompany transactions, fixed network usage revenues climbed by R$41 million in 3Q09. During the second quarter, most mobile operators launched again the offer to include calls to fixed terminals as bonuses to clients. However, this was not enough to reverse the annual trend. Year-over-year, the reduction in traffic is still explaining much of the falling revenue from this service, in 16.5%.

Data Communication Services:

The highlight for data revenue was the Oi Velox ADSL service, with a positive impact of R$ 78 million compared with 2Q09 and R$297 million compared with 3Q08. In both periods, the performance was boosted by growth in the ADSL user base, which expanded 12.7% in 12 months.

Wireless Segment:

Gross revenue from wireless services rose R$194 million in the quarter and R$328 million year-over-year. The following factors influenced this result:

•	Growth in the average user base, as well as greater minute packages in the post-paid segment, increasing subscription revenue quarter-over-quarter and year-over-year;

•

Expansion of the prepaid client base quarter-over-quarter and year-over-year, leading to a growth in outgoing calls revenue. The “Oi Ligadores” campaign in Region II, which started in May through the offer “Oi Cartão Total”, represented 19.2% of prepaid net additions in the quarter;

•

Larger average total user base, increasing consolidated revenue from mobile network usage, which totaled R$619 million in 3Q09, after a R$652 million in intercompany deduction. In addition, this item was indirectly benefited by the inclusion of calls to fixed lines in the bonuses of the mobile companies, as the clients has money left for additional calls to the other mobile companies;

•

Revenues from data/value added services rose 26.5% quarter-over-quarter and 62.6% year-over-year, due to a larger average customer base, which led to an increase in revenue from 3G data service subscription and SMS service (prepaid).

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The average ARPU for the wireless segment (R$22.2) grew 5.7% in the quarter and fell 10.5% compared with 3Q08. The quarterly rise bears evidence to an increase in the level of recharge credit by prepaid clients, in addition to the positive contribution of 3G clients to the post-paid ARPU.

3.2) Operating Expenses:

Operating expenses in the quarter (excluding depreciation/amortization) were R$214 million and R$198 million higher than in 2Q09 and in 3Q08, respectively. Compared with 2Q09, the rise was mostly due to “other operating expenses” and “personnel”, which were partially offset by a reduction in “interconnection costs”, “provision for bad debts”, “handset costs” and “marketing.” In addition, expenses were also affected by an increase in spending on “third-party services” and in “rent and insurance” when compared with 3Q08.

It must be noted that once again, it is difficult to compare this quarter to the 3Q08 due to non-recurring expenses both periods, and by non-comparable expenses that were only partially present in 3Q08.

In 3Q09, non-recurring costs amounted to R$290 million and relate to: (i) spending on consulting for the acquisition / incorporation of Brasil Telecom, (ii) the end of the deferral of subsidies on post-paid handsets (non-cash, as detailed in the item “Handset Costs and Other – COGS”), (iii) various expenses linked to the integration of Oi and BrT, as well as (iv) expenses related to writing down bad assets handsets – also non-cash, as detailed in the item “Other Operating Expenses (Income)”.

Non-comparable costs in 3Q09, which were only partially present in 3Q08, totaled R$203 million in 3Q09, and mainly reflect the start-up of mobile operations in São Paulo. It is worth highlighting that marketing costs in São Paulo were already present in 3Q08 even, in the pre-operational stage, while other costs were deferred.

Table 4 – Breakdown of Operating Expenses

	Quarter					9M
Item - R$ million	3Q08 Pro forma*	2Q09	3Q09	QoQ (%)	YoY (%)	9M08 Pro forma	9M09	YoY (%)
Interconnection	1,379	1,320	1,278	-3.2	-7.3	4,099	3,920	-4.4
Personnel	467	476	516	8.4	10.5	1,270	1,460	15.0
Materials	83	116	108	-6.9	30.1	281	321	14.2
Handset Costs/Other (COGS)	114	150	120	-20.0	5.3	341	464	36.1
Third-Party Services	1,658	1,770	1,787	1.0	7.8	4,766	5,302	11.2
Marketing	200	153	137	-10.5	-31.5	488	419	-14.1
Rent and Insurance	316	394	401	1.8	26.9	943	1,184	25.6
Provision for Bad Debts	294	377	254	-32.6	-13.6	958	1,030	7.5
Other Operating Expenses (Revenue), Net	485	221	592	167.9	22.1	1,541	1,366	-11.4

TOTAL	4,995	4,979	5,193	4.3	4.0	14,685	15,468	5.3

*	The pro-forma consolidation was made from Invitel consolidated, the parent company of Brasil Telecom Participações.

Interconnection:

Interconnection consolidated costs fell quarter-on-quarter and year-on-year, mainly because of a decrease in outgoing traffic, given the higher market share for mobile services, as well as the positive impact due to the favorable renegotiation with other companies related to interconnection expenses.

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It is also worth highlighting that this item is already benefiting from the integration with BrT, “bringing home” transactions that were previously made with other companies.

Personnel:

The increase in personnel expenses year-over-year and quarter-over-quarter reflect the administrative restructuring, a result of the integration between Oi and Brasil Telecom. In addition, the increase stems from a wage readjustment at the end of last year, and from a higher number of employees, mainly at BrT’s call center. It must be noted that the quarter-over-quarter increase was influenced by costs related to a program to encourage the retirement of employees who have worked at the company for more than 20 years.

Handset Costs and Others (COGS):

COGS was impacted by a non-cash cost stemming from the amortization of subsidies on post-paid handsets that until the end of 2008 used to be deferred. The subsidy on post-paid handsets sold in the retail segment was deferred at an average unit cost of R$300, given the possibility of charging a penalty to customers due to early cancellation or migration to a prepaid plan. This subsidy was amortized in 12 months. Currently, only post-paid handsets sold in the corporate segment follow this procedure.

However, one a quarter-over-quarter basis, the impact on the amortization of deferred assets was smaller. In addition, handset costs fell by R$30 million, mainly in region II, resulting from the replication of the Region I’s naked sim-card strategy in the prepaid segment to reduce the customer acquisition cost.

Third-Party Services:

There was a R$17 million increase in spending on third-party services in the quarter and a R$129 million rise compared with 3Q08. Quarter-over-quarter, the increase is justified by a higher commissions to stimulate sales, postage and data processing expenses, which was partially compensated by a reduction in legal counseling spending.

Compared with 3Q08, call center spending rose (Regions I and III), partially as a result of the São Paulo startup and the adaptation of services to the new call center legislation, in addition to commissions linked mainly to growth in sales of “Oi Velox” and “Oi Conta Total” and higher expenses in data processing, with renewal of software contracts.

Marketing:

Marketing spending fell by R$16 million quarter-over-quarter and R$63 million compared with 3Q08, mainly due to synergies by the acquisition of BrT.

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Provisions for Bad Debts:

Provisions for bad debts fell by 32.6% in the quarter mainly because of an improvement seen in the fixed segment in region II. The reduction was 13.6% year-over-year, due to more efficient management of billing.

The provision made in the quarter amounts to 2.2% of gross revenue, from 3.4% in 2Q09 and 2.6% in 3Q08.

Other Operating Expenses (Income):

Other operating expenses rose R$371 million quarter-on-quarter and R$107 million since 3Q08.

The change during the quarter mainly stems from: (i) provisions for legal contingencies (R$115 million), (ii) provisions for profit sharing (R$79 million), which rose due to the partial reversal seen in the previous quarter, in addition to (iii) non-recurring expenses (non-cash) of R$152 million in written down assets.

The change from 3Q08 is a result of the non-recurring expenses explained above, which were partially compensated by a reduction in provisions for legal contingencies.

3.3)	Other Items in the Consolidated Result:

EBITDA:

Table 5 – Recurring EBITDA and Recurring EBITDA Margin

	Quarter					9M
TNL Consolidated	Recurring 3Q08 Pro forma	Recurring 2Q09	Recurring 3Q09	QoQ	YoY	Recurring 9M08 Pro forma	Recurring 9M09	YoY
EBITDA (R$ Mn)	2,597	2,449	2,650	8.2%	2.0%	7,804	7,476	-4.2%
Margin %	34.3%	33.5%	35.1%	1.6 p.p.	0.8 p.p.	35.0%	33.5%	-1.5 p.p.

TMAR Consolidated	Recurring 3Q08 Pro forma	Recurring 2Q09	Recurring 3Q09	QoQ	YoY	Recurring 9M08 Pro forma	Recurring 9M09	YoY
EBITDA (R$ Mn)	2,595	2,459	2,662	8.3%	2.6%	7,839	7,511	-4.2%
Margin %	34.4%	33.8%	35.3%	1.5 p.p.	0.9 p.p.	35.3%	33.7%	-1.6 p.p.

BrTO Consolidated	Recurring 3Q08	Recurring 2Q09	Recurring 3Q09	QoQ	YoY	Recurring 9M08	Recurring 9M09	YoY
EBITDA (R$ Mn)	997	1,033	1,003	-2.9%	0.6%	2,924	2,954	1.0%
Margin %	34.4%	38.5%	36.7%	-1.8 p.p.	2.3 p.p.	33.9%	35.9%	2.0 p.p.

*	The pro-forma consolidation was made from Invitel consolidated, the parent company of Brasil Telecom Participações.

Consolidated recurring EBITDA, which excludes non-recurring expenses in the operating expenses item, rose 8.2% and 2.0% compared with 2Q09 and 3Q08, respectively, totaling R$2,650 million. Recurring margin (35.1%) rose 1.6 p.p. in the quarter and 0.8 p.p. year-over-year.

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TNL PCS (Oi Mobile) had a R$610 million EBITDA, a 53.1% growth compared with the previous quarter. Compared with 3Q08, growth hit R$174 million (40.0%), even including non-recurring items (non cash) of R$44 million stemming from the end of the handset subsidies deferral, which resulted from an increase in revenue from the expansion of the user base. Year to date, the end of the post-paid handsets subsidy deferral had an impact of R$195 million on EBITDA.

Net Financial Income (Expenses):

Consolidated net financial expenses amounted to R$537 million in 3Q09, or R$41 million above the previous quarter. However, it fell by R$13.1% compared with 3Q08. In the quarter, growth was mainly influenced by higher spending on monetary restatements for contingencies (+R$48 million).

Compared with 3Q08, the R$81 million reduction in net financial expenses was due to:

•	Smaller net foreign exchange losses as the Real rose against the U.S. dollar (8.9%) in 3Q09. It must be remembered that during 3Q08 the Real fell 20.3% against the dollar;

•	Reduction in revenues from financial investments due to a smaller investment volume;

•	Increase in interest-related expenses due to a higher average debt volume.

Table 6 – Net Financial Income (Expenses)

	Quarter			9M
R$ Million	3Q08 Pro forma	2Q09	3Q09	9M08 Pro forma	9M09
Financial Income	597	455	355	1,489	1,217
Interest on financial investments	348	206	188	833	599
Other financial income	249	248	167	656	618
Financial Expenses	(1,215)	(951)	(892)	(2,344)	(2,880)
Interest on loans and financing	(543)	(650)	(559)	(1,139)	(1,834)
Foreign exchange effect on loans and financing**	(400)	10	(8)	(416)	(83)
Other Financial Expenses	(271)	(310)	(325)	(789)	(963)
Net Financial Income (Expenses)	(618)	(496)	(537)	(855)	(1,663)

*	The pro-forma consolidation was made from Invitel consolidated, the parent company of Brasil Telecom Participações.
**	Net of the hedging results

Depreciation/Amortization:

Depreciation and amortization had a stable performance in the quarter and rose 18.7% compared with 3Q08.

In the wireline segment, annual growth was due to the amortization/depreciation of goodwill paid in the acquisition of BrT (January 2009), which is based on a “surplus” of fixed assets and on the right to STFC concession services.

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In the wireless segment, the 18.6% increase over 3Q08 reflects higher investments since 2008 related to the startup in São Paulo.

Table 7 – Depreciation and Amortization

	Quarter					9M
R$ million	3Q08 Pro-forma*	2Q09	3Q09	QoQ(%)	YoY (%)	9M08 Pro forma	9M09	YoY (%)
Fixed Line / TNL	895	1,073	1,062	-1.0	18.7	2,713	3,069	13.1

Depreciation	810	855	853	-0.2	5.3	2,500	2,576	3.0
Amortization of Goodwill	85	218	209	-4.1	145.9	213	493	131.5

Mobile Business	339	379	402	6.1	18.6	957	1,153	20.5

Depreciation	236	301	324	7.6	37.3	675	918	36.0
License/Deferred Amortization	103	78	78	0.0	-24.3	281	235	-16.4

Total	1,233	1,452	1,464	0.8	18.7	3,669	4,222	15.1

*	The pro-forma consolidation was made from Invitel consolidated, the parent company of BrTP.

Net Earnings:

The company had net earnings of R$64 million in 3Q09, reversing the loss recorded in the previous quarter. It should be noted that after the incorporation of Copart 2 by BRTO on July 31, 2009, BRTO could have a tax benefit related to part of the goodwill (R$738 million), starting in August 2009. In 3Q09, however, the company was not able to have fiscal benefits from the remained part of the fiscal goodwill (R$8,236 million) that was still at BRTP. The total fiscal benefit related to the goodwill amortization will be possible only in 4Q09, when BRTP is incorporated by BRTO.

Compared with 3Q08, consolidated net earnings fell by R$158 million, mainly due to a lower EBITDA in the quarter affected by the non-recurring effects mentioned earlier, despite the reduction in net financial expenses.

Table 8 – Net Earnings

	Quarter			9M
TNL	3Q08 Pro Forma	2Q09	3Q09	9M08 Pro forma	9M09
Net Earnings (R$ Mn)	222	-146	64	1,074	-71
Net Margin	2.9%	-2.0%	0.9%	4.8%	-0.3%
Earnings per Share (R$)	0.580	-0.382	0.168	2.810	-0.185
Earnings per ADR (US$)	0.348	-0.184	0.090	1.657	-0.065

TMAR	3Q08 Pro Forma	2Q09	3Q09	9M08 Pro forma	9M09
Net Earnings (R$ Mn)	384	-178	66	1,427	-110
Net Margin	5.1%	-2.4%	0.9%	6.4%	-0.5%
Earnings per Share (R$)	1.610	-0.745	0.276	5.985	-0.459

BrTO	3Q08	2Q09	3Q09	9M08	9M09
Net Earnings (R$ Mn)	210	-722	259	855	-543
Net Margin	7.2%	-26.9%	9.5%	9.9%	-6.6%

*	The pro-forma consolidation was made from Invitel consolidated, the parent company of Brasil Telecom Participações.

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4)	DEBT AND CAPITAL EXPENDITURE:

4.1)	Debt:

Consolidated net debt fell by R$495 million in 3Q09 and ended the quarter at R$21,143 million, or 2.1x recurring EBITDA in the last 12 months. This reduction resulted from greater operating generation in the period and the tag along cash saving. Gross debt totaled R$28,552 million, in September 2009, R$1,055 million lower than the previous quarter.

Debt borrowed in foreign currencies accounted for 20.1% of total debt contracted at the end of September 2009. However, the company’s consolidated exposure to foreign currency was only 1.8% of total gross debt (US$280 million or R$497 million) due to hedging operations. We highlight that debt payments through January 2012 are covered by hedging contracts and a cash balance kept in dollars.

The average cost of debt for the third quarter of 2009 equaled 118% of the CDI interbank rate for local currency debt and USD Libor + 4.8% p.a. for debt in foreign currencies. For the quarter, the effective debt cost including hedging operations was 9.50% p.a. (109% of CDI). In the quarter, debt costs were positively affected by the appreciation of the Real against other currencies, which reduced the cost of debt still exposed to foreign exchange fluctuation. The reduction in Brazilian interest rates in 2009 also had a positive impact on lowering the debt cost, provided that much of the debt was linked to floating rates.

Table 9 - Debt - TNL Consolidated*

R$ million	Sep/08	Jun/09	Sep/09	% Gross Debt
Short Term	2,129	6,760	9,856	34.5%
Long Term	15,634	22,847	18,696	65.5%

Total Debt	17,763	29,607	28,552	100.0%

In Local Currency	13,688	23,198	22,810	79.9%
In Foreign Currency	3,284	5,152	4,748	16.6%
Swaps	791	1,256	993	3.5%

(-) Cash	(8,599)	(7,968)	(7,409)	25.9%

(=) Net Debt	9,164	21,638	21,143	74.1%

*	Data for September 2008 does not include the consolidation of BrT

Table 10 – Debt - TMAR Consolidated*

R$ million	Sep/08	Jun/09	Sep/09	% Gross Debt
Short Term	1,421	6,404	9,625	33.7%
Long Term	15,072	23,165	18,912	66.3%

Total Debt	16,493	29,569	28,537	100.0%

In Local Currency	13,661	24,916	23,352	81.8%
In Foreign Currency	2,371	3,613	4,317	15.1%
Swaps	460	1,040	868	3.0%

(-) Cash	(5,968)	(7,523)	(7,009)	24.6%

(=) Net Debt	10,525	22,046	21,528	75.4%

*	Data for September 2008 does not include the consolidation of BrT

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Table 11 – Debt - BrTO Consolidated

R$ million	Sep/08	Jun/09	Sep/09	% Gross Debt
Short Term	624	957	1,017	22.4%
Long Term	3,626	3,867	3,524	77.6%

Total Debt	4,250	4,824	4,541	100.0%

In Local Currency	3,368	3,999	3,866	85.1%
In Foreign Currency	601	587	489	10.8%
Swaps	281	237	186	4.1%

(-) Cash	(1,670)	(1,614)	(1,637)	36.0%

(=) Net Debt	2,580	3,210	2,904	64.0%

The schedule for the amortization of consolidated gross debt is shown in the table below:

Table 12 – Schedule for the Amortization of Consolidated Gross Debt

(R$ million)	4Q09	2010	2011	2012	2013	2014	2015 onwards	Total
Gross Debt amortization	2,981	7,272	5,333	4,092	3,169	1,890	3,814	28,552

Foreign Currency Amortization	319	908	572	377	617	707	2,241	5,741
Local Currency Amortization	2,662	6,364	4,761	3,715	2,551	1,183	1,573	22,810

4.2)	Capital Expenditure:

Consolidated capital expenditure totaled R$1,345 million, 43.1% higher than in the previous quarter and 25.4% lower than in 3Q08. Capex in 3Q09 accounted for 17.8% of the consolidated net revenue, of which R$620 million were earmarked to the mobile segment (46%) and R$725 million to the fixed segment (+54%). Year-to-date capex of R$3,190 million represented 14.3% of net revenue in the period.

Capex in the fixed segment was 53.3% higher than in 2Q09, mainly due to higher investment in broadband services, in the expansion of coverage and platform capacity, including the project to expand this service to municipal headquarter and public schools in all region I area.

In the wireless segment, capital expenditure rose 33.0% in the quarter, especially influenced by the expansion and improvement of the network. Compared with 3Q08, there was a reduction (29.3%) due to higher investments in that quarter directly related to the launch of operations in SP.

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Table 13 – Capital Expenditure

	Quarter					9M
R$ million	3Q08 Pro forma*	2Q09	3Q09	QoQ (%)	YoY (%)	9M08 Pro forma*	9M09	YoY (%)
Wireline	925	473	725	53.3	-21.6	2,371	1,719	-27.5

Growth & Quality	399	211	306	45.0	-23.3	907	746	-17.8
Data / Communic. Systems / Other	525	263	419	59.3	-20.2	1,464	973	-33.5

Wireless	877	466	620	33.0	-29.3	2,836	1,471	-48.1

Expansion and Quality	750	466	620	33.0	-17.3	1,354	1,471	8.6
2G / 3G Licenses	127	0	0	—	—	1,482	0	—

TOTAL	1,802	940	1,345	43.1	-25.4	5,207	3,190	-38.7

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5)	ADDITIONAL INFORMATION:

5.1)	Acquisition of Brasil Telecom Participações – Events Taken Place in 3Q09

a) New Depositary Receipt Program for BrTO Common Shares:

On September 15, 2009, CVM approved the level 2 Depositary Receipt program for common shares issued by Brasil Telecom S.A., to be traded in the U.S. market.

The Bank of New York Mellon is the program’s depositary institution. Each ADR will account for 1 common share of the company.

The depositary institution will not accept deposits of common shares in this Program until Brasil Telecom Participações S.A. is incorporated into Brasil Telecom S.A. (second stage of the group’s corporate simplification process).

b) Second Stage of the Corporate Structure Simplification:

Brasil Telecom Participações (BrTP) approved its incorporation by its subsidiary Brasil Telecom S.A. at an Extraordinary General Meeting on September 30, 2009. (BrTO). With the aim of simplifying the corporate structure, thus aligning shareholders’ interests at both companies, the restructuring aims to optimize operation costs and enable the use of the goodwill of R$8,235.52 million. With the incorporation, the remaining shareholders from BrTP, will receive shares from BrTO. A new ADR program for BrT’s common shares was requested to SEC.

BrTP’s shareholders will receive BrTO shares following the ratio below:

Substitution
1 BRTP3 (ON) receives	1.2190981 BRTO3 (ON)
1 BRTP4 (PN) receives	0.1720066 BRTO3 (ON)
0.9096173 BRTO4 (PN)

Following this incorporation, 201,143,307 common shares and 209,155,151 preferred shares of BrTO were issued, extending the same rights to outstanding common and preferred shares issued by BrTO.

As a result, BrTO’s new capital is now composed as follows:

BRTO	Capital	Capital exc.- treasury	Controlling shareholders	%	Shares outstanding	%
Common	203,423,177	203,423,177	161,990,001	79.6	41,433,176	20.4
Preferred	399,597,370	386,365,814	128,675,049	33.3	257,690,765	66.7

Total	603,020,546	589,788,990	290,665,050	49.3	299,123,941	50.7

Shareholder structure as of October 01, 2009

Shareholders of BrTP are expected to receive BrTO shares in November, after the deadline to exercise the redemption right of BRTP3 shareholders, when BrTP will no longer be traded at the stock exchange.

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The Companies’ capital before and after the Incorporation of BrTP is reflected below:

More information is available at the company’s website: www.oi.com.br/ir.

c) Acquisition of Brasil Telecom and Corporate Structure Simplification: steps Concluded

Date	Stage	Status
01/08/09	Acquisition of control of Brasil Telecom Participações (BrTP)	✓

06/23/09	Tag Along Offer to minority holders of common shares of BrTP and BrTO	✓

07/31/09	Merger of holding companies and SPCs (Invitel-Solpart/ Solpart-Copart1 / Copart1-BRTP / Copart2-BRTO)	✓

09/30/09	Incorporation of BrTP into BrTO, with the migration of BrTP’s shareholder base into BrTO	✓

*	SPCs (Special Purpose Companies) companies created with the goal of acquiring Brasil Telecom

5.2)	TNE and TMAR - Payment of Interest Attributed to Shareholders’ Equity and Dividends

In October 20, 2009, the Board of Directors of Tele Norte Leste Participações S.A. and Telemar Norte Leste S.A. approved the beginning of the Interest on Equity (IOE) and Dividends payments, which were credited to shareholders during the year 2008.

In TNE, the gross values amounted R$796.2 million and R$296.5 million, related to Dividends and IOE, respectively. In TMAR, the Gross values added to R$821.4 million and R$677.1 million, refered to Dividends and IOE, respectively.

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The payment will begin in October 30, 299, with values per share as follows:

TNL - Dividends

Announcement Date	Ex- Dividends Date	R$ per Share (remunerate up to 10/30/09)		Total Amount (R$)
		TNLP3 (ON)	TNLP4 (PN)
04/14/2009	07/01/2009	2.0819	2.0819	796,172,889.14

TNL - ISE

Announcement Date	Ex-ISE Date	Gross Amount per share (R$) (remunerate up to 10/30/09)		Net Amount of IRRF* per Share (R$)		Total Gross Amount (R$)
		TNLP3 (ON)	TNLP4 (PN)	TNLP3 (ON)	TNLP4 (PN)
08/15/2008	18/08/2008	0.7755	0.7755	0.6592	0.6592	296,464,965.18

TMAR - Dividends

Announcement Date	Ex- Dividends Date	R$ per Share (remunerate up to 10/30/09)			Total Amount (R$)
		TMAR3 (ON)	TMAR5 (PN)	TMAR6 (PNB)
04/14/2009	07/01/2009	3.2810	3.6091	—	821,411,089.12

TMAR - ise

Announcement Date	Ex-ISE Date	Gross Amount per share (R$) (remunerate up to 10/30/09)			Net Amount of IRRF* per Share (R$)			Total Gross Amount (R$)
		TMAR3 (ON)	TMAR5 (PNA)	TMAR6 (PNB)	TMAR3 (ON)	TMAR5 (PNA)	TMAR6 (PNB)
08/15/2008	08/18/2008	2.0913	2.3003	2.0913	1.7776	1.9552	1.7776	525,775,337.68
12/22/2008	12/23/2008	0.6046	0.6651	—	0.5140	0.5653	—	151,373,077.89

5.2)	Tariff Readjustment

On September 14, 2009, new tariffs for long-distance and local services (subscription and traffic) became effective, as approved by Anatel.

The readjustment for the services basket, of 0.98% for Telemar Norte Leste S.A. and Brasil Telecom S.A., considers a 5.07% variation for the Telecommunication Services Index (IST) from May 2008 through June 2009, as well as an average tariff deflator for 2008 and 2009 of 3.90% (X-Factor).

Local interconnection tariffs (TU-RL) were readjusted by 0.98% to R$0.02834 at Telemar and to R$0.03112 at Brasil Telecom (net of ICMS/PIS/COFINS). Public phones’ credit were readjusted by 0.82% to R$0.12250 (gross). Fixed-to-Mobile tariffs (VC1, VC2, VC3) and VU-M (mobile termination rates) were not readjusted.

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In the coming charts we present the new tariffs for Local Service, as well as the maximum prices for Long Distance tariffs:

Local Service – Gross Tariffs (R$ - Rio de Jan.)	Previous Tariff	Readjusted Tariff
Installation Fees	57.07	57.61
Residential Subscription	42.92	43.33
Non-Residential Subscription and Trunk services	76.30	77.04
AICE* Subscription	25.74	25.99
Local Minute (Basic Plan)	0.10577	0.10679
Local Minute (Basic Plan)	0.21154	0.21359
AICE Completing Tariff	0.21154	0.21359
Local Minute (PASOO**)	0.04107	0.04146
VCA (PASOO**)	0.16428	0.16584
Completing Tariff PASOO	0.16428	0.16584

*	AICE: Special Class Individual Access; Oi’s new wireline plan, as ordered by Anatel, where the customer pays a monthly subscription fee to receive calls. It does not entitle the customer to monthly minute packages. In order to call, it is necessary to buy rechargeable cards of at least R$20.00 each.
**	PASOO: Obligatory Alternative Services Plan. In this plan, the client pays a monthly subscription that entitles him/her to a 400-minute allowance for local calls to other land lines. Each normal rate call is levied with a Supplementary Fee, equaling 4 minutes. In addition to this fee, the call is charged every 6 seconds during the utilization period. In the reduced-rate period, only the Supplementary Tariff is charged, which equals 4 minutes regardless of the utilization time

Longa Distance*

Distance (Km) – R$	Previous Tariff	Readjusted Tariff
0 - 50	0.29344	0.24941
50 -100	0.50830	0.48287
100 - 300	0.58527	0.61365
+ 300	0.64204	0.67415

*	Per-minute tariffs for long-distance national calls between 9 a.m. and 12 p.m. and between 2 p.m. and 6 p.m. on weekdays (gross tariffs – RJ-based – differentiated rate).

10/22/2009	www.oi.com.br/ir	21

5.3)	New Board Members

At the end of september/09, Boards of Directors and the Audit Committee from Oi’s companies were as follow:

TNL - Board of Directors (term through 2010)

Effective	Substitute
José Mauro Mettrau Carneiro da Cunha (President)	José Augusto da Gama Figueira
Alexandre Jereissati Legey	Carlos Francisco Ribeiro Jereissati
Pedro Jereissati	Roberto Schneider
Otávio Marques de Azevedo	Lúcio Otávio Ferreira
Caio Marcelo de Medeiros Melo	Joaquim Dias de Castro
Fernando Magalhães Portella	Carlos Jereissati
Álvaro Furtado de Andrade	João José de Araújo Pereira Pavel
João Pedro Amado Andrade	Rodrigo Werneck Gutierrez
Fábio de Oliveira Moser	Ricardo Ferraz Torres

TNL - Statutory Audit Committee (term through 2010)

Effective	Substitute
Sergio Bernstein (President)	Sidnei Nunes
Allan Kardec de Melo Ferreira	Dênis Kleber Gomide Leite
Pedro Julio Pinheiro (Minority)	Dílson de Lima Ferreira Júnior (Minority)
Fernando Linhares Filho	Aparecido Carlos Correia Galdino

TMAR - Board of Directors (term through 2011)

Effective	Substitute
José Mauro Mettrau Carneiro da Cunha (President)	José Augusto da Gama Figueira
João de Deus Pinheiro de Macêdo	Otávio Marques de Azevedo
Eurico de Jesus Teles Neto	Alex Waldemar Zornig
Luiz Eduardo Falco Pires Corrêa	Pedro Jereissati
João Carlos de Almeida Gaspar (Preferred)	Claudio José Carvalho de Andrade (Preferred)

TMAR - Statutory Audit Committee (term through 2010)

Effective	Substitute
Sergio Bernstein (President)	Sidnei Nunes
Fernando Linhares Filho	Dênis Kleber Gomide Leite
Rui Flaks Schneider

BRTO - Board of Directors (term through 2010)

Effective	Substitute
José Mauro Mettrau Carneiro da Cunha (President)	Maxim Medvedovski
João de Deus Pinheiro de Macedo (vice-president)	Pedro Jereissati
Eurico de Jesus Teles Neto	Otávio Marques de Azevedo
José Augusto da Gama Figueira	João José de Araújo Pereira Pavel
Antônio Cardoso dos Santos

10/22/2009	www.oi.com.br/ir	22

BRTO - Statutory Audit Committee (term through 2010)

Effective	Substitute
Allan Kardec de Melo Ferreira (President)	Dênis Kleber Gomide Leite
Aparecido Carlos Correia Galdino	Sidnei Nunes
Eder Carvalho Magalhães	Sérgio Bernstein
Marcos Duarte Santos

5.4)	DTH Launch

After the launch in the State of Rio de Janeiro (July 15, 2009), the TV subscription services via DTH (“Oi-TV”) was expanded to the states of Minas Gerais (August 31, 2009) and Rio Grande do Sul (July 10, 2009), which now offer just one service.

In the launch offers, the main 26-channel package has a promotional price of R$29.90 for one year. After the first month, the price rises to R$49.90, with a R$10 discount for “Oi Fixo” clients.

Oi has been developing its strategy to distribute audiovisual content as one of the main pillars of its business positioning. The company’s goal is to consolidate itself as a supplier of communication, information and entertainment services, combining all of its clients’ telecommunications demands in just one organization, with ease and at an affordable cost.

Oi expects to expand the service to the whole country gradually. Within one year, Oi TV is expected to be offered in the rest of Brazil.

5.5)	Launch of the Ultra High-Speed Fixed Broadband portfolio

On October 9, 2009, Oi announced the launch of Oi Velox Ultra, a new Ultra High-Speed Fixed Broadband portfolio, with Internet access that can be as fast as 100 Mbps. Oi Velox Ultra at 14, 20, 40, 60 and 100 Mbps starts at R$109.90 for residential customers, adding to the services offered by the company, currently limited to 8 Mbps.

The launch began in the metropolitan region of Recife and by the end of the year it will be expanded to other states in Regions I and II, where demand for this service exists. The new speeds for Oi Velox Ultra will be on the corporate and retail markets. For this launch, the company invested in its network infrastructure to increase capacity using ADSL2+, VDSL2 and optical fiber.

5.6)	Law 11,638/2007 – Related to the Writing and Disclosure of Financial Statements

On December 28, 2007, Law 11,638/07 was put into effect to add new provisions and modify the Corporate Law 6,404/1976. This law set a number of alterations to accounting practices and financial statements preparation, aiming to align them with the International Financial Reporting Standards (“IFRS”). Therefore, it attributed to the CVM the power to issue accounting norms and procedures for joint stock companies.

10/22/2009	www.oi.com.br/ir	23

On December 3, 2008, the Provisional Measure 449/2008, with the force of law, instituted the RTT – Transitional Tax Regime for the accounting of earnings, which deals with tax adjustments stemming from new accounting methods and criteria introduced by Law 11,638/2007. It also introduced changes to Law 6,404/1976. On May 27, 2009 the aforementioned Provisional Measure was sanctioned through Law 11,941/09.

The following table shows the reconciliations of the financial and income statements announced on September 30, 2008, pursuant to Law 11,638/2007 in order to allow its comparison with the quarter ended on September 30, 2009.

TNL Consolidated (R$ million)	Shareholder’s Equity on Sept 30, 2008	Result on Sept 30, 2008
Original balance	10,175	980

Financial instruments	-12	-3
Financial lease	14	5
Grants and government support	79	79
Stock-based remuneration	0	-37
Differed Asset	-2	0
Income tax and social contribution on the total adjustment	0	0
Minority interest effect	-7	-7
Equity accounting on the adjustments of Law 11,638/07 and Provisional Measure 449/08	-7	59

Balance after Law 11,638/07	10,240	1,077

10/22/2009	www.oi.com.br/ir	24

6)	FINANCIAL STATEMENTS

6.1)	Tele Norte Leste Participações - TNLP Consolidated

				R$ Million
Income Statement	3Q08 Pro forma	2Q09	3Q09	9M08 Pro forma	9M09
Wireline Services Revenues	8,972.7	8,829.6	9,048.8	26,419.5	26,850.8
Local Services	4,584.9	4,407.2	4,428.2	13,464.6	13,275.9
Subscription Charges	2,777.0	2,751.3	2,757.8	8,205.4	8,271.4
Local Traffic	565.2	494.8	488.7	1,686.4	1,489.3
Installation Fees	25.0	29.6	32.2	72.6	80.3
Collect Calls	2.2	1.8	1.6	6.5	5.0
Other Local Revenues	1.1	0.7	(1.0)	8.8	0.4
Fixed-to-Mobile (VC1)	1,214.4	1,129.1	1,148.9	3,484.9	3,429.5
Long Distance	1,608.8	1,489.6	1,559.1	4,906.5	4,649.2

Intra-State	690.3	665.2	691.7	2,204.9	2,060.1
Inter-State	161.1	144.0	137.1	486.6	426.0
Inter-Regional	339.4	311.3	342.3	998.3	1,005.7
International	28.1	20.1	20.9	81.8	62.5
Fixed-to-Mobile (VC2 and VC3)	389.9	349.1	367.1	1,134.8	1,094.8
Advanced Voice	72.0	66.9	84.6	247.0	232.2

Public Telephones	247.9	250.0	236.0	863.2	735.1

Additional Services	235.3	243.6	250.4	703.5	741.1

Network Usage Remuneration	279.5	192.5	232.7	727.7	655.0

Data Transmission Services	1,884.1	2,113.7	2,198.6	5,330.4	6,391.6

ADSL (Velox)	948.5	1,167.4	1,245.6	2,476.9	3,510.8
Leased Lines (EILD)	245.2	234.9	194.4	703.5	668.5
Leased Lines (SLDD/SLDA)	138.8	144.5	146.7	435.4	441.5
IP Services	211.9	235.5	262.1	638.6	736.4
Packet switch and frame relay	113.9	108.1	98.2	361.3	311.2
Other Data Services	225.8	223.2	251.6	714.7	723.3
Other Wireline Services	60.2	66.1	59.2	176.6	170.7

Wireless Services Revenues	2,219.9	2,354.1	2,547.8	6,072.9	7,171.4

Subscription Charges	465.7	541.9	588.8	1,288.5	1,664.7
Outgoing Calls	904.2	885.0	932.4	2,380.6	2,680.0
Domestic/International Roaming	35.9	27.4	29.8	117.0	91.6
Network Usage Remuneration	522.1	565.6	618.6	1,491.8	1,700.9
Data / Value Added Services	182.1	233.8	296.2	485.7	762.5
Handset Sales	109.9	100.3	81.9	309.3	271.7

Gross Operating Revenue	11,192.6	11,183.6	11,596.6	32,492.4	34,022.2

Taxes and Deductions	(3,620.8)	(3,881.5)	(4,043.5)	(10,211.7)	(11,679.7)

Net Operating Revenue	7,571.9	7,302.1	7,553.2	22,280.7	22,342.5

Operating Expenses	(4,995.4)	(4,979.5)	(5,192.7)	(14,685.0)	(15,467.5)
Cost of Services	(1,177.4)	(1,652.0)	(1,593.3)	(3,840.8)	(4,797.3)
Cost of Goods Sold	(113.7)	(150.0)	(120.0)	(340.6)	(464.0)
Interconnection Costs	(1,378.8)	(1,320.5)	(1,278.0)	(4,099.2)	(3,919.9)
Selling Expenses	(1,233.7)	(1,333.7)	(1,213.4)	(3,500.6)	(3,894.6)
General and Administrative Expenses	(799.8)	(563.5)	(622.6)	(1,922.7)	(1,759.5)
Other Operating (Expenses) Revenue, net	(291.9)	40.1	(365.3)	(981.1)	(632.3)

EBITDA	2,576.5	2,322.7	2,360.5	7,595.7	6,875.0

Margin %	34.0%	31.8%	31.3%	34.1%	30.8%
Depreciation and Amortization	(1,233.2)	(1,452.3)	(1,464.0)	(3,669.2)	(4,222.3)

EBIT	1,343.4	870.4	896.4	3,926.5	2,652.7

Equity Accounting	(34.5)	8.2	18.7	41.6	25.7
Financial Expenses	(1,214.6)	(950.6)	(891.7)	(2,344.1)	(2,879.8)
Financial Income	596.7	454.6	354.8	1,488.3	1,216.9

Income Before Tax and Social Contribution	691.0	382.6	378.2	3,112.3	1,015.6

Income Tax and Social Contribution	(186.1)	(349.3)	(163.1)	(939.0)	(603.5)
Minority Interest	(283.1)	(179.3)	(151.0)	(1,099.0)	(483.0)

Net Income	221.9	(146.0)	64.2	1,074.3	(70.9)

Margin %	2.9%	-2.0%	0.9%	4.8%	-0.3%
Outstanding Shares - Thousand (exc.-treasury)	382,289	382,425	382,456	382,289	382,456
Income per share (R$)	0.580	(0.382)	0.168	2.810	(0.185)
Income per ADR (US$)	0.348	(0.184)	0.090	1.657	(0.065)

*	The pro forma consolidation was made from Invitel consolidated, the parent company of Brasil Telecom Participações.

October 22, 2009	www.oi.com.br/ir	25

6.1)	Tele Norte Leste Participações - TNLP Consolidated (Continued)

			R$ Million
Balance Sheet	9/30/08	6/30/09	9/30/09
TOTAL ASSETS	38,117	58,885	60,185
Current	14,886	19,224	18,658
Cash	7,287	6,466	6,062
Financial investments	1,288	1,478	1,341
Accounts Receivable	3,612	6,115	6,138
Recoverable Taxes	1,804	3,363	3,236
Inventories	156	164	138
Assets in Escrow	0	496	782
Other Current Assets	740	1,141	961
Non-Current Assets	23,231	39,661	41,527
Long Term	4,427	8,135	8,069
Recoverable and Deferred Taxe	2,363	4,226	4,256
Accounts Receivable	24	24	7
Assets in Escrow	1,413	3,320	3,299
Other	626	564	506
Investments	3,320	55	55
Property Plant and Equipment	12,475	20,136	21,723
Intagible Assets	2,655	11,019	11,386
Deferred Assets	353	317	294

Balance Sheet	9/30/08	6/30/09	9/30/09
TOTAL LIABILITIES	38,117	58,885	60,185
Current	7,146	16,659	19,310
Suppliers	2,822	3,320	3,342
Loans and Financing	2,129	6,760	9,856
Payroll and Related Accruals	217	334	491
Pension Fund Provision	0	52	82
Payable Taxes	1,217	2,267	2,265
Dividends Payable	601	1,937	1,632
Other Accounts Payable	161	1,989	1,642
Non-Current Liabilities	18,730	28,567	24,758
Long Term	18,730	28,567	24,758
Loans and Financing	15,634	22,847	18,696
Payable and Deferred Taxes	704	594	607
Contingency Provisions	2,120	2,797	3,128
Pension Fund Provision	0	608	608
Outstanding authorizations	106	1,547	1,563
Other Accounts Payable	166	175	156
Minority Interest	2,001	5,395	7,761
Shareholders’ Equity	10,240	8,263	8,355
Capital Stock	5,449	5,449	5,449
Capital Reserve	37	41	42
Surplus Reserve	4,364	3,275	3,276
Treasury shares	(369)	(367)	(367)
Retained Earnings	758	(135)	(44)

October 22, 2009	www.oi.com.br/ir	26

6.2)	Telemar Norte Leste - TMAR Consolidated

				R$ Million
Income Statement	3Q08 Pro forma	2Q09	3Q09	9M08 Pro forma	9M09
Wireline Services Revenues	8,949.4	8,793.1	9,023.7	26,347.2	26,778.9

Local Services	4,584.9	4,407.2	4,428.2	13,464.6	13,275.9

Subscription Charges	2,777.0	2,751.3	2,757.8	8,205.4	8,271.4
Local Traffic	565.2	494.8	488.7	1,686.4	1,489.3
Installation Fees	25.0	29.6	32.2	72.6	80.3
Collect Calls	2.2	1.8	1.6	6.5	5.0
Other Local Revenues	1.1	0.7	(1.0)	8.8	0.4
Fixed-to-Mobile (VC1)	1,214.4	1,129.1	1,148.9	3,484.9	3,429.5
Long Distance	1,608.8	1,489.6	1,559.1	4,906.5	4,649.2

Intra-State	690.3	665.2	691.7	2,204.9	2,060.1
Inter-State	161.1	144.0	137.1	486.6	426.0
Inter-Regional	339.4	311.3	342.3	998.3	1,005.7
International	28.1	20.1	20.9	81.8	62.5
Fixed-to-Mobile (VC2 and VC3)	389.9	349.1	367.1	1,134.8	1,094.8
Advanced Voice	72.0	66.9	84.6	247.0	232.2

Public Telephones	247.9	250.0	236.0	863.2	735.1

Additional Services	235.3	243.6	250.4	703.5	741.1

Network Usage Remuneration	279.5	192.5	232.7	727.7	655.0

Data Transmission Services	1,885.3	2,114.8	2,199.3	5,333.5	6,394.3

Other	35.7	28.5	33.3	101.1	96.1

Wireless Services Revenues	2,219.9	2,366.7	2,547.8	6,072.9	7,171.4

Subscription Charges	465.7	541.9	588.8	1,288.5	1,664.7
Outgoing Calls	904.2	885.0	932.4	2,380.6	2,680.0
Domestic/International Roaming	35.9	27.4	29.8	117.0	91.6
Network Usage Remuneration	522.1	565.6	618.6	1,491.8	1,700.9
Data / Value Added Services	182.1	246.4	296.2	485.7	762.5
Handset Sales	109.9	100.3	81.9	309.3	271.7

Gross Operating Revenue	11,169.4	11,159.7	11,571.4	32,420.1	33,950.3

Taxes and Deductions	(3,614.8)	(3,875.3)	(4,035.6)	(10,194.3)	(11,660.6)

Net Operating Revenue	7,554.5	7,284.4	7,535.9	22,225.9	22,289.7

Operating Expenses	(4,979.1)	(4,951.3)	(5,163.5)	(14,594.7)	(15,380.0)
Cost of Services Provided	(1,161.4)	(1,635.7)	(1,577.0)	(3,800.0)	(4,751.5)
Cost of Goods Sold	(113.7)	(150.0)	(120.0)	(340.6)	(464.0)
Interconnection Costs	(1,378.8)	(1,320.5)	(1,278.0)	(4,099.2)	(3,919.9)
Selling Expenses	(1,232.7)	(1,271.6)	(1,142.1)	(3,491.4)	(3,690.1)
General and Administrative Expenses	(790.7)	(613.4)	(682.9)	(1,900.2)	(1,926.9)
Other Operting (Expenses) Revenue, net	(301.7)	39.8	(363.5)	(963.2)	(627.6)

EBITDA	2,575.4	2,333.1	2,372.3	7,631.2	6,909.7

Margin %	34.1%	32.0%	31.5%	34.3%	31.0%
Depreciation and Amortization	(1,241.4)	(1,460.6)	(1,472.5)	(3,692.8)	(4,246.7)

EBIT	1,334.0	872.6	899.8	3,938.4	2,663.0

Equity Accounting	(20.3)	2.3	1.3	22.3	(1.2)
Financial Expenses	(1,144.0)	(939.8)	(899.6)	(2,240.3)	(2,885.8)
Financial Income	596.7	454.4	371.5	1,489.7	1,226.9

Income Before Tax and Social Contribution	766.4	389.5	372.9	3,210.2	1,002.9

Income Tax and Social Contribution	(170.5)	(355.4)	(168.6)	(938.3)	(609.7)
Minority Interest	(212.2)	(211.8)	(138.6)	(845.0)	(502.7)

Net Income	383.7	(177.6)	65.8	1,426.8	(109.5)

Margin %	5.1%	-2.4%	0.9%	6.4%	-0.5%
Outstanding Shares Thousand (exc.-treasury)	238,391	238,391	238,391	238,391	238,391
Income per share (R$)	1.610	(0.745)	0.276	5.985	(0.459)

*	The pro forma consolidation was made from Invitel consolidated, the parent company of Brasil Telecom Participações.

October 22, 2009	www.oi.com.br/ir	27

6.2)	Telemar Norte Leste - TMAR Consolidated (Continued)

			R$ Million
	9/30/08	6/30/09	9/30/09
TOTAL ASSETS	35,331	58,408	59,745
Current	11,901	18,476	17,955
Cash	4,666	6,022	5,663
Financial investments	1,277	1,476	1,340
Accounts Receivable	3,609	6,123	6,151
Recoverable and Deferred Taxes	1,468	3,059	2,927
Inventories	156	164	138
Assets in Escrow	0	496	782
Other Current Assets	724	1,136	954
Non-Current Assets	23,430	39,933	41,790
Long Term	4,569	8,388	8,325
Recoverable and Deferred Taxes	2,132	4,026	4,051
Financial investments	24	24	7
Assets in Escrow	1,405	3,311	3,289
Other	1,007	1,026	978
Investments	3,313	47	47
Property Plant and Equipment	12,648	18,285	21,838
Intagible Assets	2,578	12,923	11,312
Deferred	323	290	268

Balance Sheet	9/30/08	6/30/09	9/30/09
TOTAL LIABILITIES	35,331	58,408	59,745
Current	6,492	16,254	19,062
Suppliers	2,814	3,316	3,339
Loans and Financing	1,452	6,404	9,625
Payroll and Related Accruals	214	331	406
Pension fund Provision	0	52	82
Payable Taxes	1,191	2,248	2,243
Dividends Payable	657	1,909	1,631
Other Accounts Payable	164	1,994	1,736
Non-Current Liabilities	17,964	28,720	24,809
Long Term	17,964	28,720	24,809
Loans and Financing	15,080	23,165	18,912
Payable Taxes	562	483	499
Contingency Provisions	2,119	2,813	3,141
Pension fund Provision	0	608	608
Outstanding authorizations	106	1,547	1,563
Other Accounts Payable	96	104	86
Minority Interest	52	3,613	5,964
Shareholders’ Equity	10,823	9,821	9,910
Capital Stock	7,419	7,434	7,434
Capital Reserve	2,193	2,211	2,214
Treasury shares	(17)	(17)	(17)
Surplus Reserve	327	368	368
Retained Earnings	902	(175)	(89)

October 22, 2009	www.oi.com.br/ir	28

6.3)	TNL PCS – Oi

				R$ Million
Income Statement	2Q08	2Q09	3Q09	9M08	9M09
Wireless Services Revenues	1,829.1	2,283.3	2,845.3	4,998.3	7,240.7

Subscription	337.8	434.3	476.4	934.9	1,327.7
Outgoing Calls	671.7	722.6	773.7	1,800.2	2,176.3
Domestic/Internacional Roaming	30.1	24.7	26.7	95.5	81.4
Network Usage Remuneration	596.0	846.5	970.4	1,643.8	2,574.0
Data / Value Added	143.7	188.6	235.6	377.1	590.4
Other SMP Services	(0.6)	0.0	0.0	(2.7)	0.0
Handset Sales	50.4	66.7	60.0	149.5	188.3
LD/Advanced Voice Service/Network* Revenues	98.0	93.4	95.4	308.8	302.6

Gross Operating Revenue	1,927.2	2,376.7	2,638.0	5,307.1	7,240.7

Taxes and Deductions	(607.4)	(669.5)	(753.1)	(1,616.0)	(2,075.8)

Net Operating Revenue	1,319.7	1,707.2	1,884.9	3,691.1	5,164.9

Operating Expenses	(883.8)	(1,308.4)	(1,274.5)	(2,454.3)	(3,866.0)
Cost of Services Provided	(153.0)	(343.8)	(310.1)	(454.6)	(999.8)
Cost of Goods Sold	(47.3)	(112.2)	(93.6)	(147.1)	(353.8)
Interconnection Costs	(357.7)	(362.8)	(370.0)	(1,014.8)	(1,091.3)
Selling Expenses	(312.2)	(436.6)	(393.6)	(775.4)	(1,197.9)
General and Administrative Expenses	(42.5)	(107.7)	(111.4)	(133.0)	(325.8)
Other Operating (Expenses) Revenue, net	28.9	54.8	4.2	70.4	102.7

EBITDA	435.9	398.8	610.4	1,236.8	1,298.9

Margin %	33.0%	23.4%	32.4%	33.5%	25.1%
Depreciation and Amortization	(196.3)	(244.9)	(267.6)	(565.1)	(746.0)

EBIT	239.6	154.0	342.8	671.7	552.8

Equity Accounting	(42.3)	(23.1)	(18.3)	(100.9)	(82.6)
Financial Expenses	(44.4)	(58.0)	(26.4)	(119.5)	(142.6)
Financial Income	111.2	81.7	83.6	309.9	257.4

Income Before Tax and Social Contribution	264.1	154.5	381.7	761.2	585.2

Income Tax and Social Contribution	(103.0)	(96.3)	(112.9)	(279.4)	(194.0)

Net Income	161.1	58.2	268.8	481.8	391.2

Margin %	12.2%	3.4%	14.3%	13.1%	7.6%

Balance Sheet	9/30/08	6/30/09	9/30/09
TOTAL ASSETS	11,392	12,498	13,080

Current	3,606	2,909	3,190
Cash	906	168	988
Financial investments	1,153	679	226
Accounts Receivable	546	926	917
Recoverable and Deferred Taxes	427	470	506
Inventories	119	90	69
Other Current Assets	454	576	484
Non-Current Assets	7,786	9,588	9,890
Long Term	1,536	2,637	2,759
Recoverable and Deferred Taxes	860	714	686
Loans and Financing	523	1,760	1,922
Financial investments	0	2	2
Other	153	161	149
Investments	81	0	0
Property Plant and Equipment	3,872	4,746	5,004
Intagible Assets	1,981	1,919	1,862
Deferred Assets	316	286	265

TOTAL LIABILITIES	11,392	12,498	13,080

Current Liabilities	1,253	1,615	1,774
Suppliers	742	910	725
Loans and Financing	12	51	77
Payroll and Related Accruals	34	33	42
Payable Taxes	438	266	349
Other Accounts Payable	27	355	581
Non-Current Liabilities	1,463	1,824	1,977
Long Term	1,463	1,824	1,977
Loans and Financing	443	724	854
Contingency Provisions	100	112	118
Payable Taxes	5	28	31
Outstanding authorizations	902	895	891
Other Accounts Payable	13	65	83
Shareholders’ Equity	8,675	9,059	9,329

October 22, 2009	www.oi.com.br/ir	29

6.4)	Brasil Telecom – BrTO Consolidated

					R$ Million
Income Statement	3Q08	2Q09	3Q09	9M08	9M09
Wireline Services Revenues	3,785.6	3,873.2	3,959.9	11,008.7	11,709.3

Local Services	1,654.9	1,601.1	1,628.4	4,857.3	4,861.1

Subscription Charges	928.9	956.1	979.7	2,725.3	2,898.7
Local Traffic	227.3	185.6	186.5	693.9	566.3
Installation Fees	2.8	2.5	4.0	8.3	8.8
Collect Calls	0.9	0.9	0.8	2.6	2.3
Other Local Revenues	3.5	2.9	3.4	10.5	9.5
Fixed-to-Mobile (VC1)	491.5	453.0	454.0	1,416.6	1,375.5
Long Distance	712.7	627.3	627.8	2,189.2	1,951.2

Intra-State	206.5	197.8	189.4	634.0	579.5
Inter-State	60.9	57.9	52.6	186.2	165.7
Inter-Regional	60.7	52.4	50.7	177.4	155.9
International	12.7	7.2	8.2	34.4	23.6
Fixed-to-Mobile (VC2 and VC3)	372.0	311.9	326.9	1,157.2	1,026.5
Advanced Voice	40.2	33.3	42.5	118.4	108.4

Public Telephones	106.2	116.8	104.4	360.6	305.5

Additional Services	65.8	95.4	107.2	188.7	286.7

Network Usage Remuneration	101.4	81.6	83.7	275.0	248.5

Data Transmission Services	1,097.4	1,311.6	1,360.4	2,996.4	3,929.9

ADSL	585.3	788.4	848.8	1,455.5	2,359.5
Leased Lines (EILD)	112.4	111.3	83.9	321.0	303.8
Leased Lines (SLDD/SLDA)	85.1	94.1	96.0	249.4	287.6
IP Services	132.0	150.4	162.8	399.5	472.6
Packet switch and frame relay	42.9	38.7	41.5	140.3	122.9
Other Data Services	139.6	128.8	127.4	430.5	383.4
Other	7.2	6.1	5.4	23.1	18.0

Wireless Services Revenues	540.4	518.4	538.1	1,532.5	1,557.5

Subscription Charges	100.6	107.6	112.4	296.1	325.5
Outgoing Calls	172.1	162.8	159.1	460.8	489.4
Domestic/International Roaming	2.3	3.3	3.7	12.0	10.1
Network Usage Remuneration	169.0	147.6	180.7	493.4	467.3
Data / Value Added Services	37.9	63.4	60.2	112.9	181.9
Handset Sales	58.5	33.7	22.0	157.3	83.4

Gross Operating Revenue	4,326.0	4,391.6	4,498.0	12,541.2	13,266.8

Taxes and Deductions	(1,426.6)	(1,708.7)	(1,764.1)	(3,906.1)	(5,044.9)

Net Operating Revenue	2,899.4	2,682.8	2,733.9	8,635.1	8,221.9

Operating Expenses	(1,902.4)	(3,253.7)	(1,730.5)	(5,566.1)	(7,320.9)
Cost of Services Provided	(496.1)	(590.2)	(590.1)	(1,482.6)	(1,715.3)
Cost of Goods Sold	(71.2)	(46.1)	(26.9)	(222.0)	(137.2)
Interconnection Costs	(559.9)	(497.0)	(501.4)	(1,678.4)	(1,511.8)
Selling Expenses	(307.6)	(350.0)	(234.4)	(935.9)	(1,001.6)
General and Administrative Expenses	(247.9)	(244.1)	(261.5)	(781.9)	(728.3)
Other Operting (Expenses) Revenue, net	(219.6)	(1,526.3)	(116.3)	(465.3)	(2,226.7)

EBITDA	997.1	(570.8)	1,003.4	3,069.0	901.0

Margin %	34.4%	-21.3%	36.7%	35.5%	11.0%
Depreciation and Amortization	(493.7)	(496.5)	(495.0)	(1,546.7)	(1,487.4)

EBIT	503.3	(1,067.3)	508.4	1,522.4	(586.4)

Financial Expenses	(302.2)	(187.6)	(239.7)	(725.0)	(637.0)
Financial Income	161.2	160.8	141.4	452.9	424.9

Income Before Tax and Social Contribution	362.4	(1,094.1)	410.1	1,250.3	(798.5)

Income Tax and Social Contribution	(153.6)	373.1	(150.2)	(397.0)	257.9
Minority Interest	1.0	(1.4)	(0.5)	1.7	(2.0)

Net Income	209.7	(722.3)	259.4	854.9	(542.5)

Margin %	7.2%	-26.9%	9.5%	9.9%	-6.6%
Outstanding Shares Thousand (exc.-treasury)	547,493	547,719	547,719	547,493	547,719
Income per share (R$)	0.383	(1.319)	0.474	1.562	(0.990)

October 22, 2009	www.oi.com.br/ir	30

6.4)	Brasil Telecom – BrTO Consolidated (Continued)

			R$ Million
Balance Sheet	9/30/08	6/30/09	9/30/09
TOTAL ASSETS	16,837	17,142	22,993
Current	6,212	6,199	6,071
Cash	157	1,297	173
Financial investments	1,514	317	1,464
Accounts Receivable	2,272	2,092	2,175
Recoverable Taxes	1,386	1,328	1,370
Inventories	8	49	44
Other Current Assets	876	1,116	845
Non-Current Assets	10,625	10,943	16,923
Long Term	3,629	4,071	8,355
Recoverable and Deferred Taxes	1,594	2,169	4,543
Assets in Escrow	1,943	1,427	2,016
Other	93	475	1,796
Investments	100	5	5
Property Plant and Equipment	5,460	5,228	6,953
Intagible Assets	1,435	1,638	1,610

Balance Sheet	9/30/08	6/30/09	9/30/09
TOTAL LIABILITIES	16,837	17,142	22,993
Current	5,082	4,847	4,349
Suppliers	1,483	1,362	1,344
Loans and Financing	624	957	1,017
Payroll and Related Accruals	203	125	154
Payable Taxes	1,373	1,007	815
Dividends Payable	274	330	105
Other Accounts Payable	1,125	1,067	913
Non-Current Liabilities	5,564	6,849	6,949
Long Term	5,564	6,849	6,949
Loans and Financing	3,626	3,867	3,524
Payable and Deferred Taxes	292	548	658
Contingency Provisions	657	933	1,225
Outstanding authorizations	190	652	673
Other Accounts Payable	799	849	869
Minority Interest	(4)	(3)	0
Shareholders’ Equity	6,196	5,449	11,695

October 22, 2009	www.oi.com.br/ir	31

6.5)	14 Brasil Telecom Celular – BrT Móvel

				R$ Million
Income Statement	3Q08	2Q09	3Q09	9M08	9M09
Wireless Services Revenues	657.4	626.0	650.2	1,861.3	1,886.6

Subscription	100.6	107.6	112.4	296.1	325.5
Outgoing Calls	172.5	164.3	160.6	463.4	493.9
Domestic/Internacional Roaming	2.3	3.3	3.7	12.0	10.1
Network Usage Remuneration	285.6	253.8	291.3	819.6	791.9
Data / Value Added	37.9	63.4	60.2	112.9	181.9
Handset Sales	58.5	33.7	22.0	157.3	83.4

Gross Operating Revenue	657.4	626.0	650.2	1,861.3	1,886.6

Taxes and Deductions	(170.8)	(164.2)	(162.2)	(476.3)	(490.3)

Net Operating Revenue	486.5	461.8	487.9	1,385.0	1,396.3

Operating Expenses	(413.2)	(432.8)	(374.5)	(1,265.9)	(1,201.4)
Cost of Services Provided	(90.7)	(94.3)	(89.8)	(270.8)	(276.8)
Cost of Goods Sold	(71.2)	(46.1)	(26.9)	(222.0)	(137.2)
Interconnection Costs	(136.6)	(135.3)	(150.4)	(426.0)	(408.9)
Selling Expenses	(95.8)	(132.8)	(81.7)	(290.5)	(311.8)
General and Administrative Expenses	(18.2)	(24.2)	(24.7)	(54.1)	(65.5)
Other Operating (Expenses) Revenue, net	(0.7)	0.0	(0.9)	(2.5)	(1.1)

EBITDA	73.4	29.0	113.5	119.1	194.9

Margin %	15.1%	6.3%	23.3%	8.6%	14.0%
Depreciation and Amortization	(107.5)	(133.6)	(134.8)	(309.8)	(396.6)

EBIT	(34.1)	(104.6)	(21.3)	(190.7)	(201.7)

Financial Expenses	(39.6)	(25.1)	(28.6)	(76.7)	(76.5)
Financial Income	50.4	55.1	39.3	136.6	140.5

Income Before Tax and Social Contribution	(23.3)	(74.5)	(10.5)	(130.8)	(137.7)

Income Tax and Social Contribution	(2.7)	24.4	3.6	40.0	44.9

Net Income	(26.0)	(50.1)	(6.9)	(90.8)	(92.8)

Margin %	-5.3%	-10.8%	-1.4%	-6.6%	-6.6%

Balance Sheet	9/30/08	6/30/09	9/30/09
TOTAL ASSETS	4,551	4,648	4,783

Current	1,970	1,638	1,745
Cash	6	13	23
Financial investments	851	622	633
Accounts Receivable	172	207	216
Recoverable Taxes	174	181	175
Inventories	1	47	40
Other Current Assets	766	569	659
Non-Current Assets	2,581	3,010	3,038
Long Term	689	1,081	1,123
Recoverable and Deferred Taxes	675	760	766
Other	14	321	357
Property Plant and Equipment	958	977	1,017
Intagible Assets	934	952	898

TOTAL LIABILITIES	4,551	4,648	4,783

Current	1,010	605	707
Suppliers	320	301	327
Loans and Financing	2	7	8
Payroll and Related Accruals	12	7	7
Payable Taxes	83	90	84
Outstanding authorizations	508	96	93
Other Accounts Payable	86	103	189
Non-Current Liabilities	403	1,054	1,095
Long Term	403	1,054	1,095
Loans and Financing	152	311	323
Payable Taxes	14	45	53
Contingency Provisions	20	18	18
Outstanding authorizations	190	648	669
Other Accounts Payable	27	32	32
Shareholders’ Equity	3,137	2,989	2,981

October 22, 2009	www.oi.com.br/ir	32

RELEVANT INFORMATION

I) CVM instruction 358, article 12: The controlling shareholders, direct or indirect, and the shareholders electing members o the Board of Directors or the Statutory Audit Committee, as well as any individual or company, or group of people acting together or representing a similar interest, reaching participation, direct or indirect, of 5% (five per cent) or more of a type or class of shares representing the capital of a public company capital, must inform the CVM, and the Company in accordance with terms of the article.

Oi guides its shareholders to comply with the terms of article 12 of CVM Instruction 358, however it cannot be held responsible for the disclosure of information on acquisition or sale, by third parties, of participation that corresponds to 5% or more of a type or class of shares that represents its capital or that is entitled to rights over these shares and further securities issued.

Shares TNE	Capital	Treasury	Controlling Shares	Free-Float
Common	130,611,732	3,036,149	68,504,187	59,071,396
Preferred	261,223,463	6,343,103	0	254,880,360

Total	391,835,195	9,379,252	68,504,187	313,951,756

Shares TMAR	Capital	Treasury	Controlling Shares	Free-Float
Common	107,063,093	0	104,227,873	2,835,220
Preferred (A)	130,487,295	223,500	104,329,417	25,934,378
Preferred (B)	1,063,967	0	6	1,063,961

Total	238,614,355	223,500	208,557,296	29,833,559

Shares BRTP	Capital	Treasury	Controlling Shares	Free-Float
Common	134,031,688	1,480,800	121,545,213	11,005,675
Preferred	229,937,525	0	76,645,842	153,291,683

Total	363,969,213	1,480,800	198,191,055	164,297,358

Shares BRTO	Capital	Treasury	Controlling Shares	Free-Float
Common	249,597,049	0	247,948,052	1,648,997
Preferred	311,353,240	13,231,556	179,867,686	118,253,998

Total	560,950,289	13,231,556	427,815,738	119,902,995

OBS: Shareholder structure as of September 30, 2009

II) This report contains forecasts and/or estimates regarding future events. These projections were carefully compiled based on the present scenario and work in progress, together with the corresponding expectations. The use of forward-looking statements, such as, but not limited to: “project”, “estimate”, “expect”, “predict”, “plan”, “anticipate”, is intended to indicate possible trends that, inevitably, involve uncertainty and risk and whose future results may differ from current expectations. Oi cannot be held responsible for the transactions or investment decisions of third parties based on these forecasts and/or estimates. The information presented has not been audited and may therefore differ from the final audited results.

October 22, 2009	www.oi.com.br/ir	33

Oi – Investor Relations
Roberto Terziani	55 (21) 3131-1208	rterziani@oi.net.br
Carolina Gava Silveira	55 (21) 3131-1314	ana.silveira@oi.net.br
Flávia Menezes de Oliveira	55 (21) 3131-1332	flavia@oi.net.br

Global Consulting Group
Lucia Domville	1 (646) 284-9416	ldomville@hfgcg.com

October 22, 2009	www.oi.com.br/ir	34

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 22, 2009

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:	/S/ ALEX WALDEMAR ZORNIG
Name:	Alex Waldemar Zornig
Title:	Chief Financial Officer and Investor Relations Officer